ECI TELECOM LTD.

                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                                                                ECI Telecom Ltd.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
--------------------------------------------------------------------------------

CONTENTS

                                                                            PAGE

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of
 December 31, 2004 and 2003                                                    3

Consolidated Statements of Operations for the Years
 ended December 31, 2004, 2003 and 2002                                        4

Consolidated Statements of Other Comprehensive Income (Loss) for the
 Years ended December 31, 2004, 2003 and 2002                                  5

Consolidated Statement of Changes in Shareholders' Equity for the
 Years ended December 31, 2004, 2003 and 2002                                  6

Consolidated Statements of Cash Flows for the
 Years ended December 31, 2004, 2003 and 2002                                  8

Notes to the Consolidated Financial Statements                                11

[LOGO] KPMG

   SOMEKH CHAIKIN

   Mail address           Office address               Telephone  972 3 684 8000
   PO Box 609             KPMG Millennium Tower        Fax 972 3 684 8444
   Tel Aviv 61006         17 Ha'arba'a Street
   Israel                 Tel Aviv 61070
                          Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ECI TELECOM LTD.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.


Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

March 10, 2005


Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                                       2004            2003
                                                             --------------  --------------
                                                       NOTE  $ IN THOUSANDS  $ IN THOUSANDS
                                                  ---------  --------------  --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                               17A          74,182         126,411
Short-term investments                                2,17B          24,714          33,939
Receivables:
 Trade, net                                             17C         142,928         136,799
 Other                                                  17D          23,441          14,175
Prepaid expenses                                                      5,982           5,255
Work in progress                                                      3,244           3,323
Inventories                                               3         175,065         116,883
Assets - discontinued operations                         21               -         100,743
                                                                    -------         -------
TOTAL CURRENT ASSETS                                                449,556         537,528
                                                                    -------         -------

LONG-TERM RECEIVABLES, NET                                4          89,975         106,645
                                                                    -------         -------

LONG-TERM DEPOSITS AND MARKETABLE SECURITIES              2         119,359          59,199
                                                                    -------         -------

ASSETS HELD FOR SEVERANCE BENEFITS                       10          25,182          24,431
                                                                    -------         -------

INVESTMENTS                                               5          26,766          28,916
                                                                    -------         -------

PROPERTY, PLANT AND EQUIPMENT                             6
Cost                                                                259,318         271,048
Less - accumulated depreciation                                     139,965         151,991
                                                                    -------         -------
                                                                    119,353         119,057
                                                                    -------         -------

SOFTWARE DEVELOPMENT COSTS, NET                           7          14,435          16,289
                                                                    -------         -------

GOODWILL                                                  8           1,039           1,039
                                                                    -------         -------

OTHER ASSETS                                            15F           9,144           8,892
                                                                    -------         -------

TOTAL ASSETS                                                        854,809         901,996
                                                                    =======         =======

---------------------                      ----------------------------------
Shlomo Dovrat                              Doron Inbar
Chairman of the Board                      President, Chief Executive Officer

March 10, 2005

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                                2004               2003
                                                                      --------------     --------------
                                                              NOTE    $ IN THOUSANDS     $ IN THOUSANDS
                                                       -----------    --------------     --------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debts                      9A, 17E           30,000             30,000
Trade payables                                                               68,364             51,004
Other payables and accrued liabilities                         17F          149,648            100,439
Liabilities - discontinued operations                           21                -             60,594
                                                                      -------------      -------------

TOTAL CURRENT LIABILITIES                                                   248,012            242,037
                                                                      -------------      -------------

LONG-TERM LIABILITIES
Banks loans                                                     9A                -             30,000
Other liabilities                                               9B                -              6,015
Liability for employee severance benefits                       10           50,943             50,658
                                                                      -------------      -------------

TOTAL LONG-TERM LIABILITIES                                                  50,943             86,673
                                                                      -------------      -------------

TOTAL LIABILITIES                                                           298,955            328,710
                                                                      -------------      -------------

MINORITY INTERESTS                                                            4,086              3,781
                                                                      -------------      -------------

COMMITMENTS AND CONTINGENCIES                                   11

SHAREHOLDERS' EQUITY                                            12
Ordinary shares NIS 0.12 par value per share, authorized
 200,000,000 shares; Issued and outstanding 109,391,828
 shares as of December 31, 2004 and 108,038,063 as of
 December 31, 2003                                                            6,198              6,163
Capital surplus                                                             642,222            662,903
Accumulated other comprehensive loss                                        (12,637)            (5,393)
Accumulated deficit                                                         (84,015)           (94,168)
                                                                      -------------      -------------

TOTAL SHAREHOLDERS' EQUITY                                                  551,768            569,505
                                                                      -------------      -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  854,809            901,996
                                                                      =============      =============

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                    2004             2003              2002
                                                                                 -------          -------           -------
                                                                  NOTE            $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                               -------           ------------------------------------------
Revenues                                                           17G           496,712          392,567           550,434
Cost of revenues                                               17H; 20           300,971          239,298           357,116
                                                                                 -------          -------           -------
GROSS PROFIT                                                                     195,741          153,269           193,318

Research and development costs, net                                17I            64,870           62,041            80,179
Selling and marketing expenses                                     17J            78,423           73,643            97,309
General and administrative expenses                                17K            35,491           38,956            82,452
Amortization of acquisition-related intangible assets                                  -            1,773             1,760
Impairment of assets                                                20                 -              667             3,725
Loss from exchange of assets                                        20                 -                -             6,783
Restructuring expenses                                              19             2,585            8,394                 -
                                                                                 -------          -------           -------
Operating income (loss)                                                           14,372          (32,205)          (78,890)
Financial expenses                                                 17L            (6,562)          (8,534)          (17,893)
Financial income                                                   17L             9,169            7,791            23,591
Other income (expenses), net                                       17M             2,693           (5,376)          (11,074)
                                                                                 -------          -------           -------
Income (loss) from continuing operations
 before taxes on income                                                           19,672          (38,324)          (84,266)
Taxes on income                                                     15            (1,924)          (2,141)           (8,456)
                                                                                 -------          -------           -------
Income (loss) from continuing operations after
 taxes on income                                                                  17,748          (40,465)          (92,722)
Company's equity in results of investee
 companies, net                                                                   (3,387)          (4,334)           (3,055)
Minority interest in results of subsidiaries, net                                   (305)              76               575
                                                                                 -------          -------           -------
Income (loss) from continuing operations                                          14,056          (44,723)          (95,202)
Cumulative effect of accounting change, net of nil taxes             1T                                 -              (550)
Loss on discontinued operations, net of income tax
 (tax benefit) of ($55 thousand); $38 thousand and
 $356 thousand for the years ended 2004, 2003
 and 2002, respectively                                              21           (3,903)         (26,317)          (66,716)
                                                                                 -------          -------           -------
Net income (loss)                                                                 10,153          (71,040)         (162,468)
                                                                                 =======          =======           =======

EARNINGS (LOSS) PER SHARE                                          17O
Basic earnings (loss) per share:
Continuing operations                                                              0.13             (0.41)            (0.90)
Cumulative effect of accounting change, net                                           -                 -             (0.01)
Discontinued operations                                                           (0.04)            (0.24)            (0.63)
                                                                                 -------          -------           -------
Net earnings (loss) per share                                                      0.09             (0.65)            (1.54)
                                                                                 =======          =======           =======

Diluted earnings (loss) per share:
Continuing operations                                                              0.12             (0.41)            (0.90)
Cumulative effect of accounting change, net                                           -                 -             (0.01)
Discontinued operations                                                           (0.03)            (0.24)            (0.63)
                                                                                 -------          -------           -------
Net earnings (loss) per share                                                      0.09             (0.65)            (1.54)
                                                                                 =======          =======           =======

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                    2004              2003               2002
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
Net income (loss)                                                                10,153           (71,040)          (162,468)
                                                                          -------------     -------------      -------------
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of nil taxes                 (8,303)           (4,843)            (3,632)
Realization of gain on available for sale securities, net of nil                 (1,282)                -                  -
 taxes
Unrealized holding gains on available for sale
 securities arising during the year, net of nil taxes                             2,341             1,282                  -
                                                                          -------------     -------------      -------------

Total other comprehensive loss                                                   (7,244)           (3,561)            (3,632)
                                                                          -------------     -------------      -------------

Comprehensive income (loss)                                                       2,909           (74,601)          (166,100)
                                                                          =============     =============      =============

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                       NUMBER    SHARE  CAPITAL    ACCUMULATED  ACCUMULATED  TREASURY         TOTAL
                                                 OF SHARES(1)  CAPITAL  SURPLUS          OTHER     EARNINGS     STOCK  SHAREHOLDERS'
                                                                                 COMPREHENSIVE    (DEFICIT)                  EQUITY
                                                                                 INCOME (LOSS)  (NOTE 15A2)
                                                 ------------  -------  -------  -------------  -----------  --------  -------------
                                                                            $ IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                                 -----------------------------------------------------------------------------------
Balance at January 1, 2002                        93,573,549    5,873  656,614          1,800      173,567   (82,998)      754,856

CHANGES DURING 2002 -
Net loss for the year ended December 31, 2002              -        -        -              -     (162,468)        -      (162,468)
Share issuance, net                               13,160,000      263        -              -      (34,227)   82,998        49,034
Share issuance to employees and others               779,063       16    1,960              -            -         -         1,976
Amortization of deferred compensation expenses             -        -     (149)             -            -         -          (149)
Changes in fair value of financial instruments             -        -        -         (3,632)           -         -        (3,632)
                                                 -----------    -----  -------         ------      -------   -------       -------

Balance at December 31, 2002                     107,512,612    6,152  658,425         (1,832)     (23,128)        -       639,617

CHANGES DURING 2003 -
Net loss for the year ended December 31, 2003              -        -        -              -      (71,040)        -       (71,040)
Share issuance to employees                          424,633        8      647              -            -         -           655
Employees stock options exercised and paid, net      100,818        3      263              -            -         -           266
Amortization of deferred compensation expenses             -        -    3,568              -            -         -         3,568
Net unrealized gain on available
  for sale securities                                      -        -        -          1,282            -         -         1,282
Changes in fair value of financial instruments             -        -        -         (4,843)           -         -        (4,843)
                                                 -----------    -----  -------         ------      -------   -------       -------

Balance at December 31, 2003                     108,038,063    6,163  662,903         (5,393)     (94,168)        -       569,505
                                                 ===========    =====  =======         ======      =======   =======       =======

(1)   Issued and outstanding

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                       NUMBER    SHARE   CAPITAL   ACCUMULATED  ACCUMULATED  TREASURY          TOTAL
                                                 OF SHARES(1)  CAPITAL   SURPLUS         OTHER     EARNINGS     STOCK  SHAREHOLDERS'
                                                                                 COMPREHENSIVE    (DEFICIT)                   EQUITY
                                                                                 INCOME (LOSS)  (NOTE 15A2)
                                                 -----------    -----   -------- ------------  -----------   --------  ------------
                                                                            $ IN THOUSANDS, EXCEPT SHARE AMOUNTS
                                                 -----------------------------------------------------------------------------------
Balance at January 1, 2004                       108,038,063    6,163   662,903        (5,393)     (94,168)        -        569,505

CHANGES DURING 2004 -
Net income for the year ended December 31, 2004            -        -         -             -       10,153         -         10,153
Employees stock options exercised and paid, net    1,353,765       35     2,445             -            -         -          2,480
Amortization of deferred compensation expenses             -        -     1,650             -            -         -          1,650
Net unrealized gain on available for
  sale securities                                          -        -         -         2,341            -         -          2,341
Realization of gain on available for
  sale securities                                          -        -         -        (1,282)           -         -         (1,282)
Changes in fair value of financial instruments             -        -         -        (8,303)           -         -         (8,303)
Distribution of shares of a subsidiary
  as dividend in kind (see Note 21B)                       -        -   (24,776)            -            -         -        (24,776)
                                                 -----------    -----   -------       -------      -------                  -------
                                                 109,391,828    6,198   642,222       (12,637)     (84,015)        -        551,768
                                                 ===========    =====   =======       =======      =======                  =======

(1)  Issued and outstanding

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                    2004              2003               2002
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                10,153           (71,040)          (162,468)

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization                                                    35,356            41,622             56,451
Cumulative effect of accounting change, net                                           -                 -                550
Amortization of deferred compensation                                             1,650             3,568                 81
Loss (gain) on sale of property and equipment                                      (735)            1,362              1,736
Impairment of assets                                                                  -             6,686              3,725
Loss from exchange of assets                                                          -                 -              6,783
Capital losses, net                                                               3,950             4,862              8,738
Other - net (mainly deferred taxes)                                                (468)            7,066              6,039
Company's equity in results of investee companies                                 3,387             4,334              3,055
Minority interest in net results of subsidiaries                                    305           (16,956)             6,045
Loss (gain) from marketable securities                                              987              (111)               852
Decrease in trade receivables (including
 non-current maturities of bank deposits and trade receivables)                  10,741            69,069            112,056
Decrease (increase) in other receivables                                         (8,806)            9,531             30,170
Decrease (increase) in prepaid expenses                                            (727)           (1,410)             4,501
Decrease in work in progress                                                         79             3,192             19,540
Decrease (increase) in inventories                                              (58,182)           24,149            113,056
Change in net balance of discontinued operations                                    870                 -                  -
Increase (decrease) in trade payables                                            17,360            14,413            (35,217)
Increase (decrease) in other payables and accrued liabilities                    41,443           (23,500)           (38,461)
Decrease in other long-term liabilities                                          (5,015)           (2,364)            (3,194)
Increase (decrease) in liability for employee severance benefits, net              (715)                -             (1,584)
Cumulative effect of an accounting change on discontinued operations                  -                 -             36,646
Impairment of long-lived assets relating to the discontinued operation                -                 -             22,678
                                                                          -------------     -------------      -------------
Net cash provided by operating activities                                        51,633            74,473            191,778
                                                                          -------------     -------------      -------------

CASH FLOWS USED IN INVESTING ACTIVITIES
Investments in deposits, net                                                      2,681           (22,563)              (450)
Software development costs capitalized                                          (11,151)          (11,364)           (12,935)
Investment in property, plant and equipment                                     (23,937)          (11,347)           (11,759)
Proceeds from sale of property, plant and equipment                               1,487               878                746
Purchase of technology                                                                -              (869)                 -
Acquisition of investee companies                                                (1,212)             (203)            (2,584)
Long-terms loans granted                                                         (6,000)                -             (6,227)
Investment in marketable securities                                             (43,075)          (80,317)                 -
Changes in assets held for severance benefits                                      (751)              537               (497)
Acquisition of newly consolidated subsidiary (A)                                      -                 -                513
Repayment of convertible notes                                                    5,400                 -                  -
Proceed from realization of consolidated subsidiary and operations (B)                -             9,100            (10,003)
Proceeds from realization of shares at consolidated subsidiary                        -                 -             20,302
                                                                          -------------     -------------      -------------

Net cash used for investing activities                                          (76,558)         (116,148)           (22,894)
                                                                          -------------     -------------      -------------

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                                    2004              2003               2002
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans from banks                                                   (30,000)         (100,000)           (90,000)
Decrease in short-term credit, net                                                    -           (70,012)               (18)
Share issue expenses                                                                  -                 -               (646)
Exercise of stock options                                                         2,480               921             51,656
                                                                          -------------     -------------      -------------

Net cash used for financing activities                                          (27,520)         (169,091)           (39,008)
                                                                          -------------     -------------      -------------

Effect of change in exchange rate on cash                                           216              (508)               581
                                                                          -------------     -------------      -------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (52,229)         (211,274)           130,457

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  126,411           356,649            226,192
                                                                          -------------     -------------      -------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                         74,182       (*) 145,375            356,649
                                                                          =============     =============      =============

SUPPLEMENTAL DISCLOSURES:

INCOME TAXES PAID, NET OF TAX REFUNDS                                               282             7,158               (124)
                                                                          =============     =============      =============

INTEREST PAID                                                                     1,518             2,479             10,008
                                                                          =============     =============      =============

A. ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARIES

                                                                                    2004              2003               2002
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
Net current assets (other than cash)                                                  -                 -             (1,795)
Investment in investee companies                                                      -                 -              2,482
Property, plant, equipment and other assets, net                                      -                 -               (171)
Goodwill                                                                              -                 -                 (3)
                                                                          -------------     -------------      -------------

                                                                                      -                 -                513
                                                                          =============     =============      =============

(*) Include $ 18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

B. DISPOSITION OF A CONSOLIDATED SUBSIDIARY AS DIVIDEND IN KIND:

                                                                                       YEAR ENDED DECEMBER 31
                                                                          ---------------------------------------------------
                                                                                    2004              2003               2002
                                                                          --------------    --------------     --------------
                                                                          $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                          --------------    --------------     --------------
Assets - discontinued operations                                                 96,454                 -                  -
Liabilities - discontinued operations                                           (57,175)                -                  -
Investments in investee company                                                 (10,822)                -                  -
Capital surplus                                                                 (24,776)                -                  -
Loss from disposition                                                            (3,681)                -                  -
                                                                          -------------     -------------      -------------

                                                                                      -                 -                  -
                                                                          =============     =============      =============

C. NON-CASH ACTIVITIES

Sale of fixed assets in return for shares in investee company                         -             1,053                  -
                                                                          =============     =============      =============

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

      Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1T below) are as follows:

      A.    GENERAL

      (1) ECI Telecom Ltd. ("ECI" or the "Company") is an Israeli corporation that provides network and access solutions for digital telecommunications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

      (2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and sub-contractor of the split-up companies.

            The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

            The plan of demerger contemplated that the parent company would continue to manufacture for the split-up companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the split-up companies with management and other services.

            The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assets and liabilities to the subsidiaries.

            In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

            During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are organized in two divisions: Broadband Access Division (formerly - Inovia) and Optical Network Division (formerly - Lightscape and Enavis).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      A.    GENERAL (CONT'D)

      (3) In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 43 % of the share capital (36 % on a fully diluted basis), see Note 5A.
            In addition, in April 2003, the Company sold the activities of InnoWave, see Note 21. Accordingly, the results of these activities for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

      (4) On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.

            On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

            Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

            The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively. See Note 21.

      (5) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

      (6) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

            Most of the Company's sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

            Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States of America.

            All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      A.    GENERAL (CONT'D)

      (7) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

      B.    PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

      C.    CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

      D.    INVESTMENTS

      1.    Investee companies

            Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

            Investment in entities in which the Company does not have significant influence ("other companies"), are stated as follows:

            -     Marketable securities - as stated in 2 below.

            - Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      D.    INVESTMENTS (CONT'D)

      2.    Marketable securities

            The Company classifies its debt securities in one of three categories: Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

            Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

            A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

            Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

      E.    INVENTORIES

      Inventories are stated at the lower of cost or market. Cost is determined as follows:

      Raw materials (including components) - on the moving average basis.

      Work in process and finished products:

      Raw materials and components - on the moving average basis.
      Labor and overhead components - on the basis of actual manufacturing costs.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      F.    PROPERTY, PLANT AND EQUIPMENT

      1.    Assets are stated at cost.

      2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

            Annual rates of depreciation are as follows:

            Buildings                                 2.5%
            Machinery and equipment                   10% - 33% (mainly 10%)
            Motor vehicles                            15%
            Office furniture and equipment            7% - 10%

            Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

      3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

      4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

      G.    ACCRUED WARRANTY COSTS

      Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management's estimation and in accordance with the Company's prior experience. (See also Note 17F).

      H.    ALLOWANCE FOR DOUBTFUL DEBTS (SEE ALSO NOTE 17C)

      The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

      I.    SOFTWARE DEVELOPMENT COSTS

      The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years. (for 2003 and 2002 - generally two to three years).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      I.    SOFTWARE DEVELOPMENT COSTS (CONT'D)

      Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2004, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

      J.    BUSINESS COMBINATIONS

      The Company adopted SFAS No. 141 "Business Combinations", issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

      K.    GOODWILL AND OTHER INTANGIBLE ASSETS

      The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). (See also Note 1T).

      L.    ACQUISITION OF COMPANY'S STOCK

      Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.

      M.    REVENUE RECOGNITION

      1. System revenues are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      M.    REVENUE RECOGNITION (CONT'D)

            When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, "Revenue Arrangements with Multiple Deliverables". Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met:
            (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

      2. The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral (which in almost every case is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

      3. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

      4. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

      5. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

      6. Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81-1). The percentage of completion is determined according to the contract milestones. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      N.    RESEARCH AND DEVELOPMENT

      Research and development costs, net of any grants, are charged to the statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of goods sold.

      O.    RECLASSIFICATION

      1. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. (See also Note 21).

      2. The results of ECtel for all periods have been reclassified to one line in the statement of operations following the results from continuing operations. The assets and liabilities of ECtel as at December 31, 2003 have been reclassified in the balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively, see Note 21(B).

      P.    INCOME TAXES

      1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes".

            Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liability are classified in accordance with the period of expected reversal.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      P.    INCOME TAXES (CONT'D)

            Deferred taxes were not recorded in respect of the following matters -

            o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 below).

            o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

      2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to operations in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

      - Earnings distributed by domestic subsidiaries relating to "approved enterprises? can be transferred to the Parent Company by way of a tax-free merger.

      - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

      - Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

      Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

      Q.    DERIVATIVE FINANCIAL INSTRUMENTS

      The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133". SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

      The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company's forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Q.    DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

      On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

      The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      Q.    DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.

      R.    COMPREHENSIVE INCOME

      The Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the statement of shareholders' equity and comprehensive income (loss).

      S.    STOCK OPTION PLAN AND EMPLOYEE PURCHASE PLAN

      The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

      SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

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                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      S.    STOCK OPTION PLAN AND EMPLOYEE PURCHASE PLAN (CONT'D)

      Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income
      (loss) and net income (loss) per share would have been as follows:

                                                                        FOR THE YEAR ENDED DECEMBER 31
                                                                 ---------------------------------------------
                                                                     2004              2003               2002
                                                                 --------          --------           --------
                                                                     $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                 ---------------------------------------------
      Net income (loss), as reported                              10,153           (71,040)          (162,468)
      Add:     Stock-based employee compensation
                expenses included in reported net
                income (loss), net of related tax effects          1,650             3,568                286
      Deduct:  Total stock-based employee compensation
                expense determined under the fair value
                based method for all awards, net of
                related tax effects                              (10,072)          (23,450)           (59,930)
                                                                 -------           -------            -------

      Pro Forma net income (loss)                                  1,731           (90,922)          (222,112)
                                                                 =======           =======            =======

      Basic earnings (loss) per share ($):
       - as reported                                                0.09             (0.65)             (1.54)
       - pro forma                                                  0.02             (0.84)             (2.10)
      Diluted earnings (loss) per share($):
       - as reported                                                0.09             (0.65)             (1.54)
       - pro forma                                                  0.01             (0.84)             (2.10)

      T.    ACCOUNTING CHANGES

      Effective January 1, 2002, the Company applies the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets".

      In connection with the transitional impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company was required to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities are determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, the Statement required that the difference be written-off.

      In 2002, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also
      Note 21) was included as a cumulative effect of a change in accounting policy.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      U.    IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

      The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also Notes 20 and 21).

      V.    SALE OF FINANCIAL ASSETS

      The Company adopted SFAS No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. See Note 17P.

      W.    EARNINGS (LOSS) PER ORDINARY SHARE

      Basic and diluted earnings (loss) per Ordinary Share are presented in conformity with Statement of Financial Accounting Standard No. 128, "Earnings Per Share", for all years presented. Basic earnings (loss) per Ordinary Share are calculated by dividing the net earning (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options, had been exercised.

      X.    COMMITMENTS AND CONTINGENCIES

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

      Y.    IMPAIRMENT OF LOANS

      The Company applies the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which prescribes the accounting treatment by creditors with respect to impairment of loans. These standards cover all loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.
      In accordance with FAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan's effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES AND DEPOSITS

                                                 DECEMBER 31        DECEMBER 31
                                                        2004               2003
                                              --------------     --------------
                                              $ IN THOUSANDS     $ IN THOUSANDS
                                              --------------     --------------
      Short-term:
       Short-term deposits (see Note 17B.)            5,628              2,398

       Marketable securities:
       Trading                                            -                359
       Available for sale securities*                     -              1,282
       Held to maturity securities                   19,086             29,900
                                              -------------      -------------

                                                     24,714             33,939
                                              =============      =============
      Long-term:
       Long-term deposits                            11,659             15,346
       Available for sale securities*                10,694                  -
       Held to maturity securities                   97,006             43,853
                                              -------------      -------------

                                                    119,359             59,199
                                              =============      =============

      * As of December 31, 2004 and 2003, the Company had net unrealized gains on Available for Sale Securities of $ 2,341 and $ 1,282 thousand, respectively.

      The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2004, were as follows:

                                                                                GROSS
                                                                           UNREALIZED
                                                         AMORTIZED            HOLDING              FAIR
                                                              COST     GAINS (LOSSES)             VALUE
                                                    --------------     --------------    --------------
                                                    $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS
                                                    --------------     --------------    --------------
      Held to maturity
       U.S. Government agencies                            46,925               (423)           46,502
       Corporate debt securities                           43,338               (525)           42,813
       Other                                               25,829                 34            25,863
                                                    -------------      -------------     -------------

                                                          116,092               (914)          115,178
                                                    =============      =============     =============

      Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2004:

                                                         AMORTIZED              FAIR
                                                              COST             VALUE
                                                    --------------    --------------
                                                    $ IN THOUSANDS    $ IN THOUSANDS
                                                    --------------    --------------
      Held to maturity:
       First year                                          19,086            19,014
       Due after one year through five years               95,242            94,414
       Due after five years through ten years               1,764             1,750
                                                    -------------     -------------

                                                          116,092           115,178
                                                    =============     =============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 3 - INVENTORIES

      CONSIST OF THE FOLLOWING:
                                              DECEMBER 31        DECEMBER 31
                                                     2004               2003
                                           --------------     --------------
                                           $ IN THOUSANDS     $ IN THOUSANDS
                                           --------------     --------------
      Raw materials and components                58,050             44,142
      Work in process                             13,706             21,419
      Finished products                          103,309             51,322
                                           -------------      -------------

                                                 175,065            116,883
                                           =============      =============

NOTE 4 - LONG-TERM RECEIVABLES, NET OF CURRENT MATURITIES

      A.    CONSIST OF THE FOLLOWING:

                                                              WEIGHTED
                                                      AVERAGE INTEREST
                                                            RATE AS OF
                                                           DECEMBER 31       DECEMBER 31        DECEMBER 31
                                                                  2004              2004               2003
                                                      ----------------    --------------     --------------
                                                                     %    $ IN THOUSANDS     $ IN THOUSANDS
                                                      ----------------    --------------     --------------
      Long-term trade receivables (1)                           10.24%          186,604            178,903
      Less deferred interest income (*)                                               -              7,583
                                                                          -------------      -------------

      Total (2)                                                                 186,604            171,320
      Less - provision for doubtful debts (**)                                   77,252             40,600
      Less - current maturities                                                  19,377             24,075
                                                                          -------------      -------------

                                                                                 89,975            106,645
                                                                          =============      =============

      The trade receivables are denominated in U.S. dollars.

      (*) The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.
      (**)  See Notes 17C and 4C.

      (1) Long-term trade receivables ("receivables") (a)(b) consist mainly of receivables resulting from sales of the Company's products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

            (a) The long-term receivables include also certain related pledged deposits, which are disclosed together because the economic substance of the two assets is very similar (see (b) below).

            (b) The deposits are pledged to a commercial bank in Israel (the "commercial bank") and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (the "customer bank"). The commercial bank serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - LONG-TERM RECEIVABLES, NET OF CURRENT MATURITIES (CONT'D)

      A.    CONSIST OF THE FOLLOWING: (CONT'D)

      (2) As at December 31, 2004 and 2003 - includes GVT, a Brazilian company, amounting to $ 86 million (including current maturity) and $ 85 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 3.5 million per customer as at December 31, 2004 and, $ 5 million as at December 31, 2003.

      (3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.

      B.    AGGREGATE MATURITIES ARE AS FOLLOWS:

                                                          DECEMBER 31
                                                                 2004
                                                       --------------
                                                       $ IN THOUSANDS
                                                       --------------

            First year (current maturities)                    19,377
            Second year                                         9,041
            Third year                                          8,121
            Fourth year                                        19,281
            Fifth year                                         24,700
            Thereafter                                        106,084
                                                       --------------

                                                              186,604
                                                       ==============

      C.    1.    In 2000, the Company and a subsidiary (InnoWave) entered
                  into an agreement for the sale to Global Village Telecom
                  ("GVT"), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) during the years 2004 through 2007. The interest payable under the line of credit was variable (ranging from LIBOR plus 6.5% to LIBOR plus 4.5%). As security for its obligations under the agreement, GVT granted the Company (together with three other major international suppliers) a charge on its license to operate its communications network in Brazil, together with additional security including shareholders' guarantees and charges on revenue and contracts.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 4 - LONG-TERM RECEIVABLES, NET OF CURRENT MATURITIES (CONT'D)

      C.    (CONT'D)

            2. As GVT's revenues were denominated in Brazilian currency and its vendor debt was in dollars, this negatively impacted its ability to maintain the debt repayment schedule, due primarily to a significant devaluation of the Brazilian currency relative to the dollar. Commencing December 2002, GVT defaulted in its payments to the Company. Accordingly, during 2002 and 2003, the Company recorded a provision for doubtful debts, in the amount of $34.0 million and $ 6.6 million, respectively with respect to this debt.

            3. Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed on November 11, 2004 among GVT, its shareholders and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT's commercial debt to the creditors for the supply of equipment and services, the debt due under the convertible notes referred in Note 5B below and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the sum of $5.4 million was paid to the Company. The main provisions of the agreements, as regards the Company, are:

                  o All the said debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013 at variable rates of interest. Notes for an aggregate of $131 million will carry interest at rates varying from LIBOR plus 2.7% at commencement to LIBOR plus 12.4% in later years. Notes for an aggregate of $32 million will be interest free. The weighted average interest rate on the Notes will vary between LIBOR plus 1% at commencement and LIBOR plus 9% in later years.

                  o The Company was granted warrants convertible, at no further consideration, into shares of GVT's parent company, equating to approximately 2.4% of its outstanding share capital.

            4. According to SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", the carrying amount of the said restructured debt is presented based on the present value of the expected future cash flows discounted at the debt 's original contractual interest rate which is LIBOR plus 6.5%.

      See Note 22C.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS

      CONSIST OF THE FOLLOWING:

                                                  DECEMBER 31        DECEMBER 31
                                                         2004               2003
                                               --------------     --------------
                                               $ IN THOUSANDS     $ IN THOUSANDS
                                               --------------     --------------

      Affiliated companies (A)                        16,259             19,646
      Convertible notes (B)                                -              5,600
      Loans (C)                                        6,000                  -
      Other                                            4,507              3,670
                                               -------------      -------------

                                                      26,766             28,916
                                               =============      =============


      A.    INVESTMENTS IN AFFILIATED COMPANIES ARE COMPRISED OF:

                                                  DECEMBER 31        DECEMBER 31
                                                         2004               2003
                                               --------------     --------------
                                               $ IN THOUSANDS     $ IN THOUSANDS
                                               --------------     --------------

      Cost of shares                                  28,223             28,223
      Accumulated losses                             (11,964)            (8,577)
                                               -------------      -------------

                                                      16,259             19,646
                                               =============      =============

      In December 2002, the company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with a book value of $ 19.6 million of the NGTS business, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse valued at $ 22.8 million.

      The name of the company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz has been accounted for by the equity method. According to the agreement, Veraz became an exclusive distributor of ECI's DCME products which are produced by the Company and sold to Veraz in accordance with the terms set in the agreement. In addition, the Company manufactures and sells to Veraz certain of its VoIP products.

      As a result of the transaction, the Company recorded in 2002 a loss in the amount of $ 10.8 million. This loss included the amount of $ 6.8 million related to loss from exchange of assets, $ 2.2 million from impairment of assets and $ 1.8 million (which was included in the cost of revenues) of inventory which, according to Veraz's business plan, were unlikely to be used. See Note 20B.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS (CONT'D)

      A.    INVESTMENTS IN AFFILIATED COMPANIES ARE COMPRISED OF: (CONT'D)

      Summarized financial information of an affiliated company is as follows:

                                                         2004              2003
                                               --------------    --------------
                                               $ IN THOUSANDS    $ IN THOUSANDS
                                               --------------    --------------
      BALANCE SHEET INFORMATION
      Current assets                                  65,832            69,907
      Total assets                                    72,345            76,064
      Current liabilities                             40,230            38,471
      Total liabilities                               43,355            39,165
      Shareholders' equity                            28,990            36,899

      STATEMENT OF OPERATIONS INFORMATION
      Revenues                                        48,612            42,784
      Gross profit                                    36,207            30,687
      Net loss                                        (7,996)           (7,430)

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS (CONT'D)

      B.    CONVERTIBLE NOTES

      In addition to the sale and financing agreement with GVT referred to in
      Note 4C, the Company made a loan of $ 27 million to GVT's parent company, GVT Holding NV, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in certain circumstance. Conversion of the notes would not have given the Company significant influence in the said company. Due to significant concern regarding the financial ability of GVT Holding NV to repay the notes, during 2002, the Company included a provision in the amount of $18 million, as part of other expenses, to reflect an other than temporary decline in the value of this investment. In 2003, the Company recorded an associated $ 3.4 million charge, also in other expenses, for a further decline in the value of this investment, to reflect the expected outcome of then advanced discussions with GVT Holding NV with a view to restructuring this debt.

      Following extensive negotiations, agreements were signed on November 11, 2004 among GVT, its parent company and other shareholders, and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT's commercial debt to the creditors for the supply of equipment and services referred in Note 4C above, the debt due under the said convertible notes and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the Company was paid the sum of $ 5.4 million.

      C.    LOANS

      In December 2004, the Company signed a series of transactions with Chiaro Networks Ltd. ("Chiaro") a developer of infrastructure-class IP/MPLS routing platforms. The transactions consist of: (i) a loan agreement (ii) a call option agreement for the acquisition of Chiaro by the Company (iii) a distribution agreement.

      a)    Loan agreement

            Pursuant to the terms of the loan agreement, the Company provided two loans to Chiaro in the aggregate amount of $ 6 million. The first loan of $ 3 million bearing interest at an annual rate of LIBOR + 2.3%, will be payable in full 39 months from the closing date of the transaction.

            The second loan of $ 3 million will bear interest at an annual rate of LIBOR + 2.3%, and will be payable in full 39 months from the closing date of the transaction. The Company may convert the second loan at any time into convertible preferred BB shares of Chiaro.

            The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS (CONT'D)

      C.    LOANS (CONT'D)

      b)    Call option agreement

            Pursuant to the terms of the call option agreement, the Company has the option to acquire Chiaro under terms defined in the agreement. The term of the option is 37.5 months and it may be exercised within three defined 90-day exercise windows during its term.

      c)    Distribution agreement

            Pursuant to the distribution agreement, the Company received exclusive, global distribution rights for Chiaro's products, for a period of 37.5 months from closing.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

      PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, 2004 CONSISTS OF THE
      FOLLOWING:

                                     FREEHOLD       MACHINERY                          OFFICE       LEASEHOLD           TOTAL
                                     LAND AND             AND           MOTOR   FURNITURE AND    IMPROVEMENTS
                                    BUILDINGS       EQUIPMENT        VEHICLES       EQUIPMENT
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                  $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS     $ THOUSANDS
                                  -----------     -----------     -----------     -----------     -----------     -----------
      COST
      Balance at
       beginning of year              56,944         183,341           7,897           9,485          13,381         271,048
      Additions                          314          22,566             165             226             666          23,937
      Disposals                            -          29,498           2,278           2,929             962          35,667
                                  ----------      ----------      ----------      ----------      ----------      ----------
      Balance at end
       of year                        57,258         176,409           5,784           6,782          13,085         259,318
                                  ----------      ----------      ----------      ----------      ----------      ----------

      ACCUMULATED
       DEPRECIATION AND
       AMORTIZATION
      Balance at
       beginning of year               7,653         121,871           5,121           7,067          10,279         151,991
      Additions                        1,094          18,368           1,009             474           1,767          22,712
      Disposals                            -          29,410           2,142           2,436             750          34,738
                                  ----------      ----------      ----------      ----------      ----------      ----------
      Balance at end
       of year                         8,747         110,829           3,988           5,105          11,296         139,965
                                  ----------      ----------      ----------      ----------      ----------      ----------

      Net book value at
       December 31, 2004              48,511          65,580           1,796           1,677           1,789         119,353
                                  ==========      ==========      ==========      ==========      ==========      ==========

      Net book value at
       December 31, 2003              49,291          61,470           2,776           2,418           3,102         119,057
                                  ==========      ==========      ==========      ==========      ==========      ==========

      Regarding pledge, see Note 14.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 7 - SOFTWARE DEVELOPMENT COSTS, NET

      Capitalization and amortization of software development costs during the years ended December 31, 2004, and 2003 is comprised as follows:

                                                                                             DECEMBER 31        DECEMBER 31
                                                                                                    2004               2003
                                                                                          --------------     --------------
                                                                                          $ IN THOUSANDS     $ IN THOUSANDS
                                                                                          --------------     --------------
      Balance at beginning of year                                                               16,289             20,082
      Capitalization of software development costs during the year                               11,151             11,364
      Amortization and write-offs during the year                                               (13,005)           (15,157)
                                                                                          -------------       ------------

                                                                                                 14,435             16,289
                                                                                          =============       ============

NOTE 8 - GOODWILL

      CONSIST OF THE FOLLOWING:

                                                                                             DECEMBER 31        DECEMBER 31
                                                                                                    2004               2003
                                                                                          --------------     --------------
                                                                                          $ IN THOUSANDS     $ IN THOUSANDS
                                                                                          --------------     --------------
      Goodwill (1)                                                                                1,039              1,039
                                                                                          =============      =============

      (1)   Original amount                                                                     139,137            139,137
            Amortization and write down due to decline in value                                (138,098)          (138,098)
                                                                                          -------------      -------------

                                                                                                  1,039              1,039
                                                                                          =============      =============

NOTE 9 - LONG-TERM LIABILITIES

      A.       LOANS

                                                                                             DECEMBER 31        DECEMBER 31
                                                                                                    2004               2003
                                                                                          --------------     --------------
                                                                                          $ IN THOUSANDS     $ IN THOUSANDS
                                                                                          --------------     --------------
      Long-term loans *                                                                          30,000             60,000
      Less - current maturities                                                                  30,000             30,000
                                                                                          -------------      -------------

                                                                                                      -             30,000
                                                                                          =============      =============

      * The loans carry an annual interest rate of LIBOR plus 2% (the LIBOR interest rate at December 31, 2004 and 2003 is 2.56% and 1.2%, respectively), and are repayable quarterly. According to the loan agreement, the Company repaid an amount of $ 30 million during the current period. See Note 14 (for assets pledged) and Note 22B.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 9 - LONG-TERM LIABILITIES (CONT'D)

      B.    OTHER LIABILITIES

                                                   DECEMBER 31       DECEMBER 31
                                                          2004              2003
                                                --------------    --------------
                                                $ IN THOUSANDS    $ IN THOUSANDS
                                                --------------    --------------

      Provision for claim (see Note 11A(5))                 -             6,000
      Other liabilities                                     -                15
                                                -------------     -------------

                                                            -             6,015
                                                =============     =============

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

      A. EMPLOYEES OF THE COMPANY AND OF ITS CONSOLIDATED SUBSIDIARIES IN ISRAEL (ISRAELI COMPANIES)

      Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

      1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

      2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

            The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

      3. As to the union employees of Tadiran Telecommunication Ltd. (TTL) who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

            If the Company terminates the employment of these employees up to 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

      4. The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2004, 2003 and 2002 are $ 4,008, $ 5,593 thousand and $8,869 thousand respectively.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET (CONT'D)

      A. EMPLOYEES OF THE COMPANY AND OF ITS CONSOLIDATED SUBSIDIARIES IN ISRAEL (ISRAELI COMPANIES) (CONT'D)

      5. Company's liability for termination of the employer-employee relationship is composed as follows:

                                                       DECEMBER 31        DECEMBER 31
                                                              2004               2003
                                                    --------------     --------------
                                                    $ IN THOUSANDS     $ IN THOUSANDS
                                                    --------------     --------------
      Provision for severance pay                          50,943             50,658
      Amounts funded including accumulated income          25,182             24,431
                                                    -------------      -------------

                                                           25,761             26,227
                                                    =============      =============

            Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

      B.    EMPLOYEES OF U.S. CONSOLIDATED SUBSIDIARIES (U.S. COMPANIES)

      The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 244 thousand, $ 499 thousand and $ 588 thousand in 2004, 2003 and 2002, respectively.

      C.    EMPLOYEES IN THE REST OF THE WORLD

      The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

      A.    CLAIMS AND POTENTIAL CLAIMS

      1. Following the reduction in workforce (see Note 19), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

      2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      A.    CLAIMS AND POTENTIAL CLAIMS (CONT'D)

      3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

            The Company is in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.
            The dispute was referred to an arbitrator in December 2002. In April 2003, SCI submitted claims in an aggregate amount of $ 30 million.

            The Company rejected the allegations made against it and filed a claim against SCI in an amount of $ 50 million.

            Since the arbitration began, the parties have appointed an independent mediator in an additional attempt to settle this dispute.

            In the opinion of the Company's legal counsel, since the defense arguments of SCI have not yet been thoroughly studied and the inquiries regarding the facts relating to the allegations have not yet been completed, it is not possible, at this early stage of the proceedings, to evaluate the chances of the Company's claim as well as the chances of SCI's claim.

            In the opinion of Management, the arbitrator's decision will not have a material adverse effect on the Company's financial position or results of its operation.

      4. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      A.    CLAIMS AND POTENTIAL CLAIMS (CONT'D)

      5. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd (Tadiran was the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

            In the 1999 merger agreement between the Company and TTL, Tadiran Ltd. had agreed to indemnify the Company for damages above $6 million.

            In the third quarter of 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company. Accordingly, a provision in the amount of $6 million that was recorded at the time of the acquisition of TTL was reversed and recorded as other income.

      6. In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 396 million.

            Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

      B.    LEASE COMMITMENTS

      The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2004 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

      Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2004, are as follows:

      YEAR ENDING DECEMBER 31                                   $ IN THOUSANDS
      -----------------------                                   --------------

      2005                                                              6,770
      2006                                                              5,435
      2007                                                              4,750
      2008                                                              3,942
      2009 and thereafter                                               4,821

      As to rent expense under the Company's leases, see Note 17N.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      C.    ROYALTY COMMITMENTS

      1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2004, the maximum possible future commitment of the Company is approximately $ 137 million (excluding interest).

      2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

      D.    FINANCIAL INSTRUMENTS

      (1)   Derivative financial instruments

            The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and written options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

            The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

            The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      D.    FINANCIAL INSTRUMENTS (CONT'D)

      (1)   Derivative financial instruments (cont'd)

            The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments thereby creating the equivalent of fixed-rate debt.
            Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

            Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change.

            Fair value hedging transactions
            -------------------------------

            As at December 31, 2004, the Company had entered into 42 currency forward contracts, as a hedge against sales contracts receivable and firm commitments, as follows:

            Obligation to sell Euro 22.6 million for a total amount of US$ 27.2 million.
            Obligation to sell Pounds Sterling 2.6 million for a total amount of US$ 4.6 million.
            Obligation to sell NIS 5.7 million for a total amount of US$ 1.3 million.

            Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the Company does not have any exposure to exchange rate differentials in this connection.

            As at December 31, 2004, the fair value of the fair value hedging transaction is credit US$ 5.4 million.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      D.    FINANCIAL INSTRUMENTS (CONT'D)

            Anticipated cash flow hedging transactions
            ------------------------------------------

            As at December 31, 2004, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

            As at December 31, 2004, the Company had entered into 156 hedge transactions and strategies in respect of anticipated sales amounting to 218.9 million Euro, 16.7 million Pounds sterling and $
            1.3 million in other currencies.

            The hedge transactions strategies are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

            As at December 31, 2004, the fair value of the cash flow hedging transaction is credit US$ 13.1 million.

            Payroll expenses
            ----------------

            As at December 31, 2004, the Company had entered into 11 future cash flow hedge transactions and strategies in respect of payroll expenses amounting to NIS 46.5 million.

            As at December 31, 2004, the fair value of the cash flow hedging transaction is debit US$ 0.1 million.



            The Company had net realized foreign currency exchange losses from all hedge transactions of $ 11.0 million, $ 6.9 million and $ 1.5 million in 2004, 2003 and 2002, respectively.

            Comprehensive income (loss) for the year ended December 31, 2004 includes an unrealized loss of $ 8.3 million relating to the above hedge transactions. As of December 31, 2004 the net unrealized loss on financial instruments is $ 15.0 million. This amount is expected to appear in the statement of operations for the year ended December 31, 2005.

            Interest rate cash flow risk
            ----------------------------

            Interest expense for the years ended December 31, 2004, 2003 and 2002, includes net losses in the amount of $ 294 thousand, $ 502 thousand and $ 522 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

            Non-hedging transactions
            ------------------------

            The financing expenses include a loss of $ 0.2 million, $ 2.0 million and $ 1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. This amount reflects the change in the exercise rate of the foreign currency between the future exercise rate and the rate prevailing at the balance sheet date deriving from the time value factor, which is not considered as being for hedging purposes.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      D.    FINANCIAL INSTRUMENTS (CONT'D)

      (2)   Concentration of credit risks

            Financial instruments which expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables.
            The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.
            As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

      (3)   Fair value of the financial instruments

            Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

            - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

                  The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

            -     Long-term receivables and liabilities:

                  The book value is not materially different from the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.

      E.    CAPITAL EXPENDITURE COMMITMENTS

      The Company in Israel incurs capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2004, the Company is not committed to invest pursuant to existing programs. However, the Company submitted a request to the Investment Center to approve new investment plans at the value of $ 15.5 million. Approval and completion of such investment programs will provide tax benefits in the future (see Note 15A2).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      F.    PURCHASE COMMITMENTS

      At December 31, 2004, the Company has commitments, in the aggregate amount of $ 64.7 million, covering, primarily, the purchase of materials as well as, to a lesser extent, for the acquisition of equipment (December 31, 2003 - $ 68.9 million).

      G.    GUARANTEES

      1. The Company maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2004, these guarantees approximated $ 17,043 thousand.

      2. The Company also maintains other third-party guarantees (primarily with insurance companies). As at December 31, 2004, these guarantees approximated $ 9,671 thousand.

      H.    COMMITMENTS

      1. In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and is required to supply maintenance, support and development services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement replacing the previous agreement was signed with effect through 2007. The Company undertook to pay EDS $ 11.8 million in 2003 and amounts between $
            7.8 million and $ 8.8 million in 2004-2007 (in 2004 the Company paid to EDS $ 8.8 million). In addition, for the years ended December 31, 2004 and 2003, the Company paid EDS $ 3 million and $ 2.2 million, respectively, for additional services.

      2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see
            Note 10A(3)) and, therefore, to pay increased severance benefits.

            In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      H.    COMMITMENTS (CONT'D)

      3. If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2004, the maximum amount payable as a result of this commitment is $ 15.8 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

      4.    Commitments to indemnify directors and officers

            In August 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

            The prospective indemnification and form of indemnification letter were approved by the shareholders of ECI.

            In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

NOTE 12 - SHAREHOLDERS' EQUITY

      A.    AUTHORIZED, ISSUED AND OUTSTANDING SHARES

                                                          AUTHORIZED
                                               -------------------------------
                                                DECEMBER 31        DECEMBER 31
                                                       2004               2003
                                               ------------       ------------
                                                       NUMBER OF SHARES
                                               -------------------------------

         NIS 0.12 par value per share          200,000,000        200,000,000
                                               ===========        ===========

      1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

      2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      A.    AUTHORIZED, ISSUED AND OUTSTANDING SHARES (CONT'D)

      3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The investors paid an amount of $ 50 million to the Company for the shares received. Part of the shares allotted to the investors were the balance of the Company's shares held as Treasury stock.

      4. Pursuant to a service agreement with one of the Company's directors, the Company issued to him in 2004, 2003 and 2002, 1,653, 5,650 and 3,940 Ordinary shares, respectively.

      B.    DIVIDENDS

      According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years. See Note 15A(2).

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS

      1.    ECI PLAN

      a. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

            The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of
            Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

            Under the terms of the ECI Plans, as of December 31, 2004, the Company is authorized to grant options for a total of 29,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      1.    ECI PLAN (CONT'D)

            Grants during the reporting period
            ----------------------------------

            The Company granted options to its employees and managers, as follows:

            On March 4, 2004, the Company granted 70,896 share options at an exercise price of $ 6.80 per share.

            On April 21, 2004, the Company granted 2,439,500 share options at an exercise price of $ 5.90 per share.

            On May 10, 2004, the Company granted 400,000 share options at an exercise price of $ 5.42 per share.

            On July 1, 2004, the Company granted 400,000 share options at an exercise price of $ 6.91 per share. The share options vest as follows: 200,000 options vest over 4 years, 6.25% on the last day of each quarter during 16 quarters. Additional 200,000 options vest over 5 years, 5% on the last day of 20 quarters.

            On August 23, 2004, the Company granted 82,000 share options at an exercise price of $ 6.56 per share.

            In September 2004, the Company's shareholders approved the grant by the Company of an aggregate of 79,452 share options to two directors. One grant was of 52,452 share options at an exercise price $2.89 per share of which one-third vested in September 2004 and remaining two thirds vest in July 2005 and July 2006, respectively. The other grant was of 27,000 share options at an exercise price $6.56 per share, of which fifty percent vest in March 2005 and March 2006, respectively.

            On November 16, 2004, the Company granted 125,000 share options at an exercise price of $ 7.95 per share.

            On December 9, 2004, the Company granted 60,000, share options at an exercise price of $ 8.13 per share.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      1.    ECI PLAN (CONT'D)

            Unless otherwise stated, the majority of the share options mentioned above vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

            None of the above share options were granted at exercise prices below the market price on the date of the grant.

            Following approval by the board of directors and audit committee, the Company's shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the aggregate intrinsic value of such stock options in light of the distribution to shareholders of 7.6 million of the Company's shares in ECtel Ltd. (See Note 21B). On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $5.60 per share. As a result of the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.36 per share, a reduction of $0.24 per share, or 4.305%. The main provisions of the adjustments are set forth below and applied to stock options granted prior to May 3, 2004:

            o The exercise price of outstanding stock options granted at an exercise price of less than $5.60 per share, was reduced by 4.305% and rounded upwards to a whole cent.

            o The exercise price of outstanding stock options granted at an exercise price of, or in excess of, $5.60 per share, was reduced by $0.24 per share.

            o Additional 462,939 stock options were granted to employees, directors or consultants of the Company who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options equated to approximately 4.5% of the said stock options held by such grantees at May 3, 2004. The additional stock options are exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options, and in the same proportions and will expire on the same dates as the original stock options.

            There was no accounting consequence for the above changes made to the exercise price and the number of shares, since the above adjustments meet the criteria set forth in FIN 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)" as follows:

            a. The aggregate intrinsic value of the award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change.

            b. The ratio of the exercise price per share to the market value per share was not reduced.

            During the reporting period, 1,353,765 options were exercised.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      1.    ECI PLAN (CONT'D)

      b.    Stock options under the ECI Plans are as follows:

                                                                        2004               2003               2002
                                                            ----------------   ----------------   ----------------
                                                            NUMBER OF SHARES   NUMBER OF SHARES   NUMBER OF SHARES
                                                            ----------------   ----------------   ----------------
      Total number authorized at beginning of year               29,760,700         26,760,700         14,760,700
      Increase in number authorized during year                           -          3,000,000         12,000,000
      Options unexercised at beginning of year                  (19,067,545)       (12,349,747)       (12,087,850)
      Exercised till beginning of year                           (2,129,800)        (2,028,982)        (2,028,982)
      Granted during year (*)                                    (4,154,481)       (10,523,271)          (780,000)
      Cancelled during year                                       2,429,077          3,704,655            518,103
                                                            ---------------    ---------------    ---------------

      Authorized for future grant at end of year                  6,837,951          8,563,355         12,381,971
                                                            ===============    ===============    ===============

      Exercised during the year **                                1,353,765            100,818                  -
                                                            ===============    ===============    ===============

      ** Average price of options exercised
          during year (in US$)                                         1.83               2.62                  -
                                                            ===============    ===============    ===============

      Options unexercised at end of year                         19,439,184         19,067,545         12,349,747
                                                            ===============    ===============    ===============

      Options may be exercised as follows (1):
      First year or thereafter                                   16,840,697         16,540,199         11,997,247
      Second year or thereafter                                   1,328,180          1,911,858            147,500
      Third year or thereafter                                    1,270,307            615,488            205,000
                                                            ---------------    ---------------    ---------------

                                                                 19,439,184         19,067,545         12,349,747
                                                            ===============    ===============    ===============

      (*) Including grants as a result of distribution of ECtel's shares (see C1 and Note 21B).

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      1.    ECI PLAN (CONT'D)

      b.    Stock options under the ECI Plans (cont'd)

            (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                               2004               2003               2002
                                                   ----------------   ----------------   ----------------
      DOLLARS PER SHARE (*)(**)                    NUMBER OF SHARES   NUMBER OF SHARES   NUMBER OF SHARES
                                                   ----------------   ----------------   ----------------
      Zero                                               2,518,982          2,942,728                  -
      1.26 - 3.04                                        2,213,569          2,587,619            650,000
      3.11                                               4,673,266          5,124,326                  -
      3.12 - 8.13                                        4,102,460            598,334            798,600
      13.76 - 20.76                                        748,991          1,134,842          1,443,016
      23.76 - 26.14                                        176,500            183,500            269,000
      26.42                                              3,075,356          3,985,054          5,630,531
      27.27 - 29.29                                      1,295,610          1,792,292          2,705,950
      29.76 - 39.76                                        634,450            718,850            852,650
                                                   ---------------    ---------------    ---------------

                                                        19,439,184         19,067,545         12,349,747
                                                   ===============    ===============    ===============

            (*) The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note
                  21B).
            (**) As of December 31, 2004, the weighted average exercise price was $ 10.34 and the weighted average remaining contractual life of outstanding options was 7.1 years.

      2.    FAIR VALUE METHOD

      a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

            As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2004, 2003 and 2002 to be $ 3.4, $ 1.7 and $ 2.2, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                  OPTION           EXPECTED          RISK FREE
      YEAR OF GRANT                 TERM         VOLATILITY      INTEREST RATE
      -------------               ------         ----------      -------------

      2004                            5                 72               2.00%
      2003                            5                 70               1.00%
      2002                            5                105               1.50%

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE AND STOCK OPTION PLANS (CONT'D)

      2.    FAIR VALUE METHOD (CONT'D)

      b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

                                                                           FOR THE YEAR ENDED DECEMBER 31
                                                                  -----------------------------------------------
                                                                        2004              2003               2002
                                                                  ----------        ----------         ----------
                                                                      $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                                  -----------------------------------------------
             Net income (loss), as reported                          10,153           (71,040)          (162,468)
             Add:     Stock-based employee compensation
                       expenses included in reported net
                       income (loss), net of related tax
                       effects                                        1,650             3,568                286
             Deduct:  Total stock-based employee
                       compensation expense determined
                       under the fair value based method
                       for all awards, net of related
                       tax effects                                  (10,072)          (23,450)           (59,930)
                                                                  ---------         ---------          ---------

             Pro Forma net income (loss)                              1,731           (90,922)          (222,112)
                                                                  =========         =========          =========
             Basic earnings (loss) per share ($):
              - as reported                                            0.09             (0.65)             (1.54)
              - pro forma                                              0.02             (0.84)             (2.10)

             Diluted earnings (loss) per share ($):
              - as reported                                            0.09             (0.65)             (1.54)
              - pro forma                                              0.01             (0.84)             (2.10)

      3.    EMPLOYEE STOCK PURCHASE PLANS ("ESPP")

      In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

      Under the ESPP, the Company sold to its employees during 2003 and 2002 418,983 and 775,123 ordinary shares of the Company (which, in 2001 were previously treasury stock), respectively. The ESPP plan is no longer in effect.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 13 - BALANCES IN CURRENCIES OTHER THAN THE DOLLAR

                                                        DECEMBER 31, 2004                            DECEMBER 31, 2003
                                          -----------------------------------------     -------------------------------------------
                                           ISRAELI                          FOREIGN       ISRAELI                           FOREIGN
                                          CURRENCY                         CURRENCY      CURRENCY                          CURRENCY
                                          --------     ----------------------------      --------      ----------------------------
                                                                   POUNDS                                          POUNDS
                                                         EURO    STERLING    OTHERS                      EURO    STERLING    OTHERS
                                          --------     ------       -----     -----                    ------       -----     -----
                                                                             $ IN THOUSANDS
                                          -----------------------------------------------------------------------------------------
      ASSETS
      Trade receivables                     18,838     35,161       5,285     1,346        11,613      48,343         997     1,390
      Other current assets (include
       discontinued operations)             23,460     10,630       1,162     2,068        26,262       5,123       5,945     4,253
      Long-term deposits and marketable
       securities                           14,870          -           -         -        18,282           -           -         -
      Asses held for severance benefits     25,182          -           -         -        24,431           -           -         -
                                           -------     ------       -----     -----       -------      ------       -----     -----

                                            82,350     45,791       6,447     3,414        80,588      53,466       6,942     5,643
                                           =======     ======       =====     =====       =======      ======       =====     =====

      LIABILITIES
      Trade payables                        32,471      8,305         186     1,269        27,985       3,909         195     2,462
      Other current liabilities (include
       discontinued operations)             23,297     17,111       3,775     1,403        36,621       6,571       3,057     4,553
      Liabilities for employee severance
       benefits                             50,514          -           -       190        50,024           -           -        65
                                           -------     ------       -----     -----       -------      ------       -----     -----

                                           106,282     25,416       3,961     2,862       114,630      10,480       3,252     7,080
                                           =======     ======       =====     =====       =======      ======       =====     =====

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 14 - CHARGES (ASSETS PLEDGED)

      The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and certain ratios of operating income. See
      Note 22B.

      See Note 4A for pledges on deposits.
      See Note 17B for restricted deposits.

NOTE 15 - TAXES ON INCOME

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS:

      1.    Israel tax reform

            During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

            The main provisions of the tax that are relevant to the Company are as follows:

            a) Transfer pricing of international transactions with related parties.

                  The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with the said regulations.

            b)    Employee stock incentive plans

                  The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (2-3 years from the date of grant). Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company chose to waive the tax expense and the employees will pay a reduced tax rate of 25%.

            c)    Controlled foreign company (CFC)

                  The amendment to the law introduced Controlled Foreign Company
                  (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

            d) Capital gain tax is reduced to 25% from 36%, (except with respect to capital gains from marketable securities which consist to be 36%), with transitional provisions for assets acquired prior to January 1, 2003.

            e) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

      2. In June 2004, the Knesset (the Israeli Parliament) approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 ("the Amendment").

            The Amendment prescribes a gradual reduction in the corporate tax rate, from 36% (in 2001 to 2003) to 30%, in the following manner: in the 2004 tax year, a tax rate of 35% will be imposed, in 2005 a tax rate of 34% will be imposed, in 2006 a tax rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%. The Israeli tax rate change had zero current impact on the Company due to its loss carryforwards and the associated valuation allowance.

            The current taxes for 2004 (other than an "Approved Enterprise" related income) and the deferred tax balances at December 31, 2004 are calculated based on the new tax rates, as prescribed in the Amendment.

            In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2004, the Company has an accumulated loss and therefore it cannot distribute a cash dividend
            - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an "Approved Enterprise" based on the growth in turnover upon implementation of each plan.

      3. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

            Pursuant to the above Law, the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

            A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, a company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the company a reduced tax rate of 25% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

            The period of benefits in respect of most of the Company's production facilities will terminate in the years 2005-2011. Some of the Company's current investments are made under new approvals, or under a request of a new approval.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

      4. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

            Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

      5. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

            The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

      6. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is mainly 35%.

      7. In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.4 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.

      B.    NON-ISRAELI SUBSIDIARIES

      Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      C.    TAXES ON INCOME FROM CONTINUING OPERATIONS

      Taxes on income included in the consolidated statements of operations are comprised as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                     --------------------------------------------------
                                                               2004              2003              2002
                                                     --------------    --------------    --------------
                                                     $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                     --------------    --------------    --------------
      Current taxes relating to -
       The Company and its Israeli subsidiaries              1,436             1,402             1,792
       Foreign subsidiaries*                                   693            (6,704)              211
                                                     -------------     -------------     -------------
                                                             2,129            (5,302)            2,003
                                                     -------------     -------------     -------------
      Deferred taxes relating to -
       The Company and its Israeli subsidiaries                 -                559             6,179
       Foreign subsidiaries                                  (205)             6,884               274
                                                             (205)             7,443             6,453
                                                     -------------     -------------     -------------

                                                             1,924             2,141             8,456
                                                     =============     =============     =============

      (*) In 2002 - Including tax benefits of $ 1,136 thousand with respect to previous years.
            In 2004 - including tax benefits of $ 758 thousand - with respect to previous years.

      D.    LOSS FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

                                                                  YEAR ENDED DECEMBER 31
                                                     ---------------------------------------------------
                                                               2004               2003              2002
                                                     --------------     --------------    --------------
                                                     $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS
                                                     --------------     --------------    --------------
      The Company and its Israeli subsidiaries               22,677           (31,395)          (86,066)
                                                     --------------     -------------     -------------
      Foreign subsidiaries                                   (3,005)           (6,929)            1,800
                                                     --------------     -------------     -------------

                                                             19,672           (38,324)          (84,266)
                                                     ==============     =============     =============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      E. RECONCILIATION OF THE STATUTORY TAX EXPENSE (BENEFIT) TO ACTUAL TAX EXPENSE

      A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                                   YEAR ENDED DECEMBER 31
                                                                      ---------------------------------------------------
                                                                                2004               2003              2002
                                                                      --------------     --------------    --------------
                                                                      $ IN THOUSANDS     $ IN THOUSANDS    $ IN THOUSANDS
                                                                      --------------     --------------    --------------
      Income from continuing operations as reported in
       the consolidated statements of operations                             19,672            (38,324)          (84,266)

      Tax rate                                                                   35%                36%               36%
                                                                      =============      =============     =============

      Statutory income tax on the above amount                                6,885            (13,796)          (30,335)

      Foreign tax rate differential                                              (7)            (1,519)            2,403

      Current income/ (losses) for which no deferred
       tax expense (benefit) has been recorded                               (3,851)            10,160             5,661

      Tax benefits with respect to previous years                              (758)                 -            (1,136)

      Effect of lower tax rates arising from
       "Approved Enterprise Status"                                          (1,805)             2,652            15,357

      Increase (decrease) in taxes resulting from
       permanent differences and non deductible
       expenses                                                               2,693              7,154            15,963

      Other*                                                                 (1,233)            (2,510)              543
                                                                      -------------      -------------     -------------

      Taxes on income for the reported year                                   1,924              2,141             8,456
                                                                      =============      =============     =============

      (*) Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A4 above) and the exchange rate of Israeli currency relative to the dollar.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      F.    COMPONENTS OF DEFERRED INCOME TAX

      (1) As at December 31, 2004 and December 31, 2003, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                                                   DECEMBER 31       DECEMBER 31
                                                                                          2004              2003
                                                                                --------------    --------------
                                                                                $ IN THOUSANDS    $ IN THOUSANDS
                                                                                --------------    --------------
      Deferred tax assets:
      Capital loss carryforward                                                        52,281            40,815
      Operating loss carryforward (a)                                                 119,471            60,584
      Vacation pay accruals, severance pay fund, net, and
       other accruals                                                                  13,785             3,770
      Property, plant and equipment                                                     3,138             4,526
      Other                                                                             4,577             3,887
                                                                                -------------     -------------

      Gross total deferred tax assets                                                 193,252           113,582
      Valuation allowance for deferred tax assets (a)                                (181,218)         (100,984)
                                                                                -------------     -------------
      Net deferred tax assets (a)                                                      12,034            12,598
                                                                                -------------     -------------

      Deferred tax liabilities:
      Software development costs                                                       (2,887)           (1,629)
      Property, plant and equipment                                                         -            (2,027)
                                                                                -------------     -------------

      Net deferred tax liabilities                                                     (2,887)           (3,656)
                                                                                -------------     -------------
      Deferred income taxes, net (b)                                                    9,147             8,942
                                                                                =============    =============

      (a) In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2004, the Company determined that it is more likely than not that $ 9.1 million of such assets will be realized, therefore resulting in a valuation allowance of $ 181.2 million.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      F.    COMPONENTS OF DEFERRED INCOME TAX (CONT'D)

      (1)   (a) (cont'd)

                  The valuation allowance for deferred tax assets as of January 1, 2004, 2003 and 2002 was $ 101 million, $ 94 million and $
                  70 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2004, 2003 and 2002 was an increase of $ 80 million, $ 7 million and $ 24 million, respectively.

                  If changes occur in the assumptions underlying the Company's tax planning strategies or in the schedulings of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

                  The Company has not recognized a deferred tax liability of approximately $ 901 thousand for the undistributed earnings of its foreign operations that arose in 2004 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2004, the undistributed earnings of these subsidiaries were approximately $ 7,301 thousand.

            (b) Long-term deferred taxes in the amount of $ 9,033 thousand are included in the other assets item of the balance sheet, short-term deferred taxes in the amount of $ 114 thousands are included in other receivables.

      (2) As at December 31, 2004, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business credit carryforward of $ 504.9 million, $ 147.1 million and $ 1.0 million, respectively.

            The Company had no minimum tax credit carryover. A portion of the federal net operating loss carryforwards will begin to expire over the period of 2019 through 2023. The general business credits will expire as follows: $ 302 thousand, $ 495 thousand and $ 208 thousand in through 2005, 2007 and 2008, respectively. Substantially, all of the capital losses have an unlimited carryforward period.

      G.    TAX ASSESSMENT

      Final tax assessments have been received by some of the Israeli companies through the 1999 tax year.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 16 - RELATED PARTY TRANSACTIONS

      Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

      Transactions with related parties are mainly as follows:

      a. Sales of certain of the Company's products and expenses related to such sales;

      b. Financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

      A.    BALANCES DUE TO OR FROM RELATED PARTIES:

                                                                                            DECEMBER 31       DECEMBER 31
                                                                                                   2004              2003
                                                                                         --------------    --------------
                                                                                         $ IN THOUSANDS    $ IN THOUSANDS
                                                                                         --------------    --------------
      ASSETS:
      Trade receivables                                                                         18,362             3,530
      Other receivables                                                                            236               317
      Long-term receivables, net                                                                81,112            85,538
      Investments                                                                                    -             5,600

      LIABILITIES:
      Trade payables                                                                             1,383             3,635
      Other payables                                                                                59            10,064

      B.    INCOME FROM, AND EXPENSES TO, RELATED PARTIES:

                                                                                   YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                                 2004              2003              2002
                                                                       --------------    --------------    --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------    --------------    --------------
      Sales                                                                    25,610            28,473             4,945
      Cost of revenues                                                          3,287             8,751             2,264
      Selling and marketing expenses                                            1,028             2,779             2,043
      General and administrative expenses                                         955             8,098            39,338
      Financial expenses                                                           68                15               108
      Financial income                                                             47                46             9,974
      Other expenses                                                                -             3,400            18,000

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

      BALANCE SHEET:

      A.    CASH AND CASH EQUIVALENTS

      Including deposits of $55,039 thousand at December 31, 2004 (December 31,2003 - $ 109,319 thousand).

      B.    SHORT-TERM INVESTMENTS

      Including restricted balances of $1,035 thousand at December 31, 2004 (December 31, 2003 - $ 1,035 thousand).

      C.    TRADE RECEIVABLES

      Net of provision for doubtful accounts of $ 25,387 thousand at December 31, 2004 (December 31, 2003 - $ 29,775 thousand).

      The activity in the allowance for doubtful accounts for impaired notes receivable for the years ended December 31, 2004 and 2003 follows:

                                                                                            DECEMBER 31       DECEMBER 31
                                                                                                   2004              2003
                                                                                         --------------    --------------
                                                                                         $ IN THOUSANDS    $ IN THOUSANDS
                                                                                         --------------    --------------
      Allowance for doubtful accounts at beginning of year                                      29,775            34,764
      Additions charged to bad debt expense                                                      3,798            10,378
      Write-down charged against the allowance                                                  (5,258)           (1,200)
      Recoveries of amounts previously charged off                                              (2,928)           (1,038)
      Reclassified to discontinued operations                                                        -           (13,129)
                                                                                         -------------     -------------

      Allowance for doubtful accounts at end of year                                            25,387            29,775
                                                                                         =============     =============

      As to sales of certain trade receivables, see Note 17P.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      D.    OTHER RECEIVABLES

                                                                                              DECEMBER 31       DECEMBER 31
                                                                                                     2004              2003
                                                                                           --------------    --------------
                                                                                           $ IN THOUSANDS    $ IN THOUSANDS
                                                                                           --------------    --------------
      Employees                                                                                      918             1,147
      Chief Scientist                                                                              3,031             2,033
      Deferred income tax                                                                            114               101
      Accrued income and interest                                                                  2,341               976
      Advances to suppliers                                                                        4,228               708
      Related parties                                                                                 18               317
      Others                                                                                      12,791             8,893
                                                                                           -------------    --------------

                                                                                                  23,441            14,175
                                                                                           =============     =============

      E.    SHORT-TERM LOANS AND CURRENT MATURITIES OF LONG-TERM DEBTS

      Consist of the following:

                                                                                              DECEMBER 31       DECEMBER 31
                                                                                                     2004              2003
                                                                                           --------------    --------------
                                                                                           $ IN THOUSANDS    $ IN THOUSANDS
                                                                                           --------------    --------------
      Short term loans                                                                                 -                 -
      Current maturities of long term debts                                                       30,000            30,000
                                                                                           -------------     -------------

                                                                                                  30,000            30,000
                                                                                           =============     =============

      F.    OTHER PAYABLES AND ACCRUED LIABILITIES

      Consist of the following:

                                                                                              DECEMBER 31       DECEMBER 31
                                                                                                     2004              2003
                                                                                           --------------    --------------
                                                                                           $ IN THOUSANDS    $ IN THOUSANDS
                                                                                           --------------    --------------
      Employees and social benefits                                                               28,023            25,640
      Chief Scientist                                                                              2,919                 -
      Tax authorities                                                                             11,913             4,741
      Commissions payable                                                                         12,234            13,670
      Advances from customers                                                                     37,202             7,761
      Warranty accrual (*)                                                                         6,007             6,328
      Accrued expenses                                                                            35,182            28,384
      Fair value of derivatives                                                                   13,174             5,944
      Other payables and accrued liabilities                                                       2,994             7,971
                                                                                           -------------     -------------

                                                                                                 149,648           100,439
                                                                                           =============     =============

      (*)  Balance at the beginning of the year                                                    6,328             9,546
           Warranty expenses                                                                      (3,123)           (5,104)
           Change in accrual                                                                       2,802             2,866
           Reclassified to discontinued operations                                                     -              (980)
                                                                                           -------------     -------------
           Balance at the end of the year                                                          6,007             6,328
                                                                                           =============     =============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

      1.    SEGMENT ACTIVITIES DISCLOSURE:

      Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations (P&L).

      In 2003, following the sale of NGTS and the merger of Enavis and Lightscape, there was a change in the segments of the Company. Accordingly, in prior years the results of Enavis and NGTS were classified under Optical Networks and Others, respectively.

      Hereunder the Company's segments:

      Broadband Access Division (formerly - Inovia)
      ---------------------------------------------

      The broadband access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as certain narrowband solutions. These products are designed to allow telecom operators to offer their retail customers broadband access for data applications over telephone (copper) lines, primarily using DSL technology.

      Optical Network Division (formerly - Lightscape and Enavis)
      -----------------------------------------------------------

      The division is a supplier of intelligent optical networking solutions for the metro and regional optical markets. It provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

      The products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

      In addition, the division develops, markets and supplies modular solutions for broadband management on digital cross connect platforms for long haul applications, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      1.    SEGMENT ACTIVITIES DISCLOSURE: (CONT'D)

      Other
      -----

      The Other segment contains mainly the Company's manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

      The Company's manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of sales of each of the divisions, as applicable.

      Included in the Other segment until December 2002, were the activities of the Company's NGTS (Next Generation Telephony System) division, whose principal operations were transferred to Veraz. (See Note 5A.) This division developed and manufactured solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. It specialized in supplying media gateways connecting IP networks to traditional communication networks and offered combined solutions for the transmittal of telephony over IP networks.

      2.    OPERATIONAL SEGMENTS STATEMENT OPERATION DISCLOSURE:

      The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

                                                    YEAR ENDED DECEMBER 31, 2004
                                -------------------------------------------------------------------
                                    OPTICAL        BROADBAND              OTHER        CONSOLIDATED
                                    NETWORK           ACCESS
                                -----------      -----------        -----------         -----------
                                $ THOUSANDS      $ THOUSANDS        $ THOUSANDS         $ THOUSANDS
                                -----------      -----------        -----------         -----------
      Revenues                      254,058          212,939             29,715             496,712
                                ===========      ===========        ===========         ===========

      Operating expenses (*)        250,964          188,336             40,455             479,755
      Restructuring expenses              -                -              2,585               2,585
                                -----------      -----------        -----------         -----------

      Operating income (loss)         3,094           24,603            (13,325)             14,372
                                ===========      ===========        ===========         ===========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      2.    OPERATIONAL SEGMENTS STATEMENT OPERATION DISCLOSURE: (CONT'D)

                                                                       YEAR ENDED DECEMBER 31, 2003
                                                     --------------------------------------------------------------------
                                                         OPTICAL          BROADBAND             OTHER        CONSOLIDATED
                                                         NETWORK             ACCESS
                                                     -----------        -----------       -----------         -----------
                                                     $ THOUSANDS        $ THOUSANDS       $ THOUSANDS         $ THOUSANDS
                                                     -----------        -----------       -----------         -----------
      Revenues                                           177,706          182,290             32,571             392,567
                                                       =========         ========           ========          ==========

      Operating expenses (*)                             207,659          165,862             42,190             415,711
      Impairment of assets                                     -                -                667                 667
      Restructuring expenses                               7,243              478                673               8,394
                                                       ---------         --------           --------          ----------

      Operating income (loss)                            (37,196)          15,950            (10,959)            (32,205)
                                                       =========         ========           ========          ==========
                                                                       YEAR ENDED DECEMBER 31, 2002
                                                       ------------------------------------------------------------------
                                                           OPTICAL         BROADBAND              OTHER      CONSOLIDATED
                                                           NETWORK            ACCESS
                                                       -----------       -----------        -----------       -----------
                                                       $ THOUSANDS       $ THOUSANDS        $ THOUSANDS       $ THOUSANDS
                                                       -----------       -----------        -----------       -----------
      Revenues                                            233,218           241,807             75,409           550,434
                                                       ==========        ==========         ==========        ==========

      Operating expenses (*)                              262,754           237,154            118,908           618,816
      Impairment of assets                                      -                 -              3,725             3,725
      Loss from exchange of assets                              -                 -              6,783             6,783
                                                       ----------        ----------         ----------        ----------

      Operating income (loss)                             (29,536)            4,653            (54,007)          (78,890)
                                                       ==========        ==========         ==========        ==========

      (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition - related intangible assets.

      3. The following financial information identifies the assets to segments:

                                                                       YEAR ENDED DECEMBER 31, 2004
                                                     --------------------------------------------------------------------
                                                         OPTICAL          BROADBAND             OTHER        CONSOLIDATED
                                                         NETWORK             ACCESS
                                                     -----------        -----------       -----------         -----------
                                                     $ THOUSANDS        $ THOUSANDS       $ THOUSANDS         $ THOUSANDS
                                                     -----------        -----------       -----------         -----------
      Assets *                                           241,291          131,597            170,018             542,906
      Unallocated assets                                                                                         311,903
                                                                                                              ----------
      Total consolidated assets                                                                                  854,809
                                                                                                              ==========

      Depreciation and amortization**                     20,684           10,658              6,021              37,363
      Capital investments                                 15,271            6,392             13,720              35,383

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      G.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      3. The following financial information identifies the assets to segments: (cont'd)

                                                                         YEAR ENDED DECEMBER 31, 2003
                                                     --------------------------------------------------------------------
                                                         OPTICAL          BROADBAND             OTHER        CONSOLIDATED
                                                         NETWORK             ACCESS
                                                     -----------        -----------       -----------         -----------
                                                     $ THOUSANDS        $ THOUSANDS       $ THOUSANDS         $ THOUSANDS
                                                     -----------        -----------       -----------         -----------
      Assets*                                            189,235          108,288            199,280             496,803
      Unallocated assets                                                                                         405,193
                                                                                                              ----------
      Total consolidated assets                                                                                  901,996
                                                                                                              ==========

      Depreciation and amortization**                     18,332           11,208             14,458              43,998
      Capital investments                                 11,322            4,130              5,751              21,203

      (*) The assets include: trade receivables (short and long-term), inventories, property, plant and equipment, software development costs, goodwill and other intangibles.
      (**)  Including impairment of assets.

      4.    SALES TO SIGNIFICANT CUSTOMERS

      The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

                                                                                          YEAR ENDED DECEMBER
                                                                                -----------------------------------------
                                                                                2004               2003              2002
                                                                                ----               ----              ----
      Customer 1                                                                 13%                19%               23%
      Customer 2                                                                 14%                11%               11%

      5.    INFORMATION ON SALES BY GEOGRAPHIC DISTRIBUTION

                                                                                     YEAR ENDED DECEMBER 31
                                                                       ----------------------------------------------------
                                                                                 2004               2003               2002
                                                                       --------------     --------------     --------------
                                                                       $ IN THOUSANDS     $ IN THOUSANDS     $ IN THOUSANDS
                                                                       --------------     --------------     --------------
      North America                                                           21,894             21,627            40,665
      Europe                                                                 291,460            232,136           344,590
      Asia Pacific and Australia                                              99,436             64,731           111,327
      Israel                                                                  68,742             61,818            31,522
      Others                                                                  15,180             12,255            22,330
                                                                       -------------      -------------      ------------

                                                                             496,712            392,567           550,434
                                                                       =============      =============      =============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      H.    COST OF REVENUES

                                                                                     YEAR ENDED DECEMBER 31
                                                                       ----------------------------------------------------
                                                                                 2004               2003               2002
                                                                       --------------     --------------     --------------
                                                                       $ IN THOUSANDS     $ IN THOUSANDS     $ IN THOUSANDS
                                                                       --------------     --------------     --------------
      Finished products consumed                                             267,981            197,906            288,867
      Other manufacturing and other service costs                             25,972             43,024             51,486
                                                                       -------------      -------------      -------------

      Cost of revenues                                                       293,953            240,930            340,353

      Provision for inventory write off
       (see also Note 20)                                                          -                 -               7,446
      Royalties to the government (see Note 11(C)(1))                          7,018           *(1,632)              9,317
                                                                       -------------      -------------      -------------

                                                                             300,971            239,298            357,116
                                                                       =============      =============      =============

      (*) In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $ 6.3 million.

      I.    RESEARCH AND DEVELOPMENT COSTS, NET

                                                                                    YEAR ENDED DECEMBER 31
                                                                       --------------    --------------     --------------
                                                                                 2004              2003               2002
                                                                       --------------    --------------     --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS     $ IN THOUSANDS
                                                                       --------------    --------------     --------------
      Expenses incurred                                                       72,893            76,557            102,022
      Less - grant participations (see Note 11C)                               8,023            14,516             21,843
                                                                       -------------     -------------      -------------

                                                                              64,870            62,041             80,179
                                                                       =============     =============      =============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      J.    SELLING AND MARKETING EXPENSES

                                                                                   YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                                 2004              2003              2002
                                                                       --------------    --------------    --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------    --------------    --------------
      Salaries and employee benefits                                          37,387            35,033            42,858
      Agents' commissions                                                     13,457            10,903            17,969
      Advertising and exhibitions                                              2,699             2,195             1,978
      Foreign travel                                                           5,047             4,469             5,986
      Other                                                                   19,833            21,043            28,518
                                                                       -------------     -------------     -------------
                                                                              78,423            73,643            97,309
                                                                       =============     =============     =============

      K.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                   YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                                 2004              2003              2002
                                                                       --------------    --------------    --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------    --------------    --------------
      Salaries and employee benefits                                          19,225            16,949            21,628
      Rent and maintenance of premises                                         1,065             1,817             3,210
      Bad and doubtful debt expenses                                           1,200          (1)9,108         (1)44,623
      Other                                                                   14,001            11,082            12,991
                                                                       -------------     -------------     -------------
                                                                              35,491            38,956            82,452
                                                                       =============     =============     =============

      (1)   See also Note 4C(2).

      L.    FINANCIAL INCOME/EXPENSES, NET

                                                                                   YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                                 2004              2003              2002
                                                                       --------------    --------------    --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------    --------------    --------------
      Financial expenses:
      Interest on loans from banks                                             1,518             2,449            10,036
      Bank charges                                                             2,117             1,529             2,837
      Exchange rate differences (see Note 1A(6))                               2,927             4,556             4,359
      Loss from marketable securities                                              -                 -               661
                                                                       -------------     -------------     -------------
                                                                               6,562             8,534            17,893
                                                                       =============     =============     =============
      Financial income:
      Interest mainly on bank deposits and receivables                         3,038             6,397            19,935
      Exchange rate differences (see Note 1A(6))                               2,772               624             3,656
      Gain from marketable securities                                          3,359               770                 -
                                                                       -------------     -------------     -------------
                                                                               9,169             7,791            23,591
                                                                       =============     =============     =============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      M.    OTHER INCOME (EXPENSES), NET

                                                                                   YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                                 2004              2003              2002
                                                                       --------------    --------------    --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------    --------------    --------------
      Gain from sale of shares and issuance of new shares
       in a consolidated subsidiary (1)                                            -                 -            11,397
      Gain (loss) from sale of property and equipment, net                       735              (167)             (881)
      Loss from realization of investments and allowance
       for impairment of investments (2)                                      (2,469)           (1,587)           (3,139)
      Realization of gain on available for sales securities                    1,487                 -                 -
      Decline in value of convertible notes (see Note 5B)                          -            (3,400)          (18,000)
      Gain from cancellation of a provision to the Israeli
       Comptroller of Restrictive Trade Practices
       (see Note 11A(5))                                                       6,000                 -                 -
      Loss from impairment of amounts funded for
       severance pay                                                          (1,000)                -                 -
      Provision for the payment of indirect duty                              (1,600)                -                 -
      Other                                                                     (460)             (222)             (451)
                                                                       -------------     -------------     -------------

      Total other income (expenses), net                                       2,693            (5,376)          (11,074)
                                                                       =============     =============     =============

      (1) During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%.
      (2) Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.

      N.    SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

                                                                                   YEAR ENDED DECEMBER 31
                                                                       --------------------------------------------------
                                                                                 2004              2003              2002
                                                                       --------------    --------------    --------------
                                                                       $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                                       --------------    --------------    --------------
      EXPENSES:
      Maintenance and repairs                                                  9,034             9,963             7,459
      Depreciation of property, plant and equipment                           22,712            23,830            32,009
      Taxes (other than income taxes)                                          1,521             2,171             2,453
      Rent                                                                     7,820            11,507            21,200
      Advertising costs                                                        3,259             1,980             2,558
      Royalties                                                                7,018               162            11,412
      Amortization of capitalized software                                    13,005            15,157            19,939

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      O.    EARNINGS (LOSS) PER SHARE ("EPS")

      Following are the details of the basic EPS:

                                                                           2004
                                                 --------------------------------------------------
                                                     NET INCOME         NUMBER OF      EARNINGS PER
                                                                           SHARES      SHARE AMOUNT
                                                 --------------      ------------      ------------
                                                 $ IN THOUSANDS      IN THOUSANDS                 $
                                                 --------------      ------------      ------------
      Income (loss) from continuing operations          14,056           108,575              0.13
                                                 =============       ===========       ===========
      Cumulative effect of accounting
       change, net of taxes                                  -                 -                 -
                                                 =============       ===========       ===========

      Discontinued operations                           (3,903)          108,575             (0.04)
                                                 =============       ===========       ===========

      Net income (loss) per share                       10,153           108,575              0.09
                                                 =============       ===========       ===========

                                                                          2003
                                                 --------------------------------------------------
                                                       NET LOSS         NUMBER OF          LOSS PER
                                                                           SHARES      SHARE AMOUNT
                                                 --------------      ------------      ------------
                                                 $ IN THOUSANDS      IN THOUSANDS                 $
                                                 --------------      ------------      ------------
      Income (loss) from continuing operations         (44,723)          107,831             (0.41)
                                                 =============       ===========       ===========
      Cumulative effect of accounting
       change, net of taxes                                  -                 -                 -
                                                 =============       ===========       ===========

      Discontinued operations                          (26,317)          107,831             (0.24)
                                                 =============       ===========       ===========

      Net income (loss) per share                      (71,040)          107,831             (0.65)
                                                 =============       ===========       ===========

                                                                          2002
                                                 -------------------------------------------------
                                                       NET LOSS        NUMBER OF          LOSS PER
                                                                          SHARES      SHARE AMOUNT
                                                 --------------     ------------      ------------
                                                 $ IN THOUSANDS     IN THOUSANDS                 $
                                                 --------------     ------------      ------------
      Income (loss) from continuing operations         (95,202)         105,512             (0.90)
                                                 ==============     ============      ============
      Cumulative effect of accounting
       change, net of taxes                               (550)         105,512             (0.01)
                                                 ==============     ============      ============

      Discontinued operations                          (66,716)         105,512             (0.63)
                                                 ==============     ============      ============

      Net income (loss) per share                     (162,468)         105,512             (1.54)
                                                 ==============     ============      ============

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      O.    EARNINGS (LOSS) PER SHARE ("EPS") (CONT'D)

      Following are the details of diluted EPS:

                                                                           2004
                                                 --------------------------------------------------
                                                     NET INCOME         NUMBER OF      EARNINGS PER
                                                                           SHARES      SHARE AMOUNT
                                                 --------------      ------------      ------------
                                                 $ IN THOUSANDS      IN THOUSANDS                 $
                                                 --------------      ------------      ------------
      Income (loss) from continuing operations          14,056           117,133              0.12
                                                 ==============      ============      ============
      Cumulative effect of accounting
       change, net of taxes                                  -                 -                  -
                                                 ==============      ============      ============

      Discontinued operations                           (3,903)          117,133             (0.03)
                                                 ==============      ============      ============

      Net income (loss) per share                       10,153           117,133              0.09
                                                 ==============      ============      ============

                                                                          2003
                                                 --------------------------------------------------
                                                       NET LOSS         NUMBER OF          LOSS PER
                                                                           SHARES      SHARE AMOUNT
                                                 --------------      ------------      ------------
                                                 $ IN THOUSANDS      IN THOUSANDS                 $
                                                 --------------      ------------      ------------
      Income (loss) from continuing operations         (44,723)          107,831             (0.41)
                                                 =============       ===========       ===========
      Cumulative effect of accounting
       change, net of taxes                                  -                 -                 -
                                                 =============       ===========       ===========

      Discontinued operations                          (26,317)          107,831             (0.24)
                                                 =============       ===========       ===========

      Net income (loss) per share                      (71,040)          107,831             (0.65)
                                                 =============       ===========       ===========

                                                                          2002
                                                 -------------------------------------------------
                                                       NET LOSS        NUMBER OF          LOSS PER
                                                                          SHARES      SHARE AMOUNT
                                                 --------------     ------------      ------------
                                                 $ IN THOUSANDS     IN THOUSANDS                 $
                                                 --------------     ------------      ------------
      Income (loss) from continuing operations         (95,202)         105,512             (0.90)
                                                 =============       ==========        ==========
      Cumulative effect of accounting
       change, net of taxes                               (550)         105,512             (0.01)
                                                 =============       ==========        ==========

      Discontinued operations                          (66,716)         105,512             (0.63)
                                                 =============       ==========        ==========

      Net income (loss) per share                     (162,468)         105,512             (1.54)
                                                 =============       ==========        ==========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      P.    FACTORING OF FINANCIAL ASSETS

      The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

      The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 3.4% per annum on average. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

      As at December 31, 2004, trade receivables amounting to $ 31,698 thousand (December 31, 2003 - $ 16,671 thousand) were factored.

NOTE 18 - RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS

      A. In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS
            124. In March 2004, the FASB ratified other consensuses reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1 which delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends to reconsider in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS (CONT'D)

      B. In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 should be applied prospectively. Adoption of this statement is not expected to have a material impact on the financial statements of the Company.

      C. In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" and APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

            Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted in the future.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - RELEVANT RECENTLY ENACTED ACCOUNTING STANDARDS (CONT'D)

      D. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment to APB No. 29." This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 19 - RESTRUCTURING

      A.    CONSIST OF THE FOLLOWING

                                                YEAR ENDED        YEAR ENDED
                                               DECEMBER 31       DECEMBER 31
                                                      2004              2003
                                               -----------       -----------
                                               $ THOUSANDS       $ THOUSANDS
                                               -----------       -----------

      Severance expenses                                -             6,120
      Rent contract expenses                        2,585             2,274
                                               ----------        ----------

                                                    2,585             8,394
                                               ==========        ==========

      B.    ADDITIONAL INFORMATION

      1. Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $ 2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.

      2. As part of the Company's Board of Directors' decision to focus on its two core activities, in 2003, the Company recorded $ 8,394 thousand in reorganization expenses associated largely with the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division, mainly termination benefits and rent contract expenses as follows:

      C. A RECONCILIATION OF THE BEGINNING AND ENDING RESTRUCTURING LIABILITY BALANCES IS AS FOLLOWS:

                                           YEAR ENDED DECEMBER 31, 2004
                                    --------------------------------------------
                                      SEVERANCE
                                            PAY    RENT CONTRACT           TOTAL
                                    -----------      -----------     -----------
                                    $ THOUSANDS      $ THOUSANDS     $ THOUSANDS
                                    -----------      -----------     -----------

      At the beginning of the year         707            5,450           6,157
      Restructuring expenses                 -            2,585           2,585
      Paid                                (707)          (3,461)         (4,168)
                                    ----------       ----------      ----------

      At the end of the year                 -            4,574           4,574
                                    ==========       ==========      ==========

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 19 - RESTRUCTURING

      C. A RECONCILIATION OF THE BEGINNING AND ENDING RESTRUCTURING LIABILITY BALANCES IS AS FOLLOWS: (CONT'D)

                                                   YEAR ENDED DECEMBER 31, 2003
                                          ------------------------------------------------
                                            SEVERANCE
                                                  PAY      RENT CONTRACT             TOTAL
                                          -----------        -----------       -----------
                                          $ THOUSANDS        $ THOUSANDS       $ THOUSANDS
                                          -----------        -----------       -----------
      At the beginning of the year                 -              3,944             3,944
      Restructuring expenses                   6,120              2,274             8,394
      Paid                                    (2,428)              (768)           (3,196)
      Classified to pension liability         (2,985)                 -            (2,985)
                                          ----------         ----------        ----------
      At the end of the year                     707              5,450             6,157
                                          ==========         ==========        ==========

NOTE 20 - IMPAIRMENT OF ASSETS AND LOSS FROM EXCHANGE OF ASSETS

      A.    FOR THE YEAR ENDED DECEMBER 31, 2003

      During 2003, the Company recorded $0.7 million impairment charges associated with NGTS.

      In addition, the Company recorded in the loss on discontinued operations, $6.0 million impairment charges associated with ECtel, arising from the write-down by ECtel of goodwill from the acquisition of Net-Eye in October 2001.

      In June 2003, due to significant reduction in ECtel's revenues, it was determined that goodwill has been impaired.

      This determination was based upon the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash Flow approach to measure the fair value of the Telecommunication Systems reporting unit of ECtel Ltd., the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of the Telecommunication Systems reporting unit of ECtel, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the carrying amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

      See also Note 21.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 20 - IMPAIRMENT OF ASSETS AND LOSS FROM EXCHANGE OF ASSETS (CONT'D)

      B.    FOR THE YEAR ENDED DECEMBER 31, 2002

      1.    IMPAIRMENT OF ASSETS

      During 2002, the Company made a provision of $ 3.7 million for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7.4 million of inventory relating to discontinued production and marketing of certain products.

      2.    LOSS FROM EXCHANGE OF ASSETS

      In December 2002, the Company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the company resulting from this transaction was changed to Veraz Networks.
      A third party valuation commissioned by Veraz, which evaluated among other things, the fair value of the shares transferred to ECI as at December 31, 2002, indicated that the fair market value as at December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI recorded a loss from exchange of assets of $ 6.8 million.

NOTE 21 - DISCONTINUANCE OF OPERATIONS

      A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

            In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 transferred to certain key InnoWave employees transferred to Alvarion).
            In the first quarter of 2004, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million and was recorded in other income.

      B. During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.
            In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - DISCONTINUANCE OF OPERATIONS (CONT'D)

      B.    (CONT'D)

            On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.
            On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

            Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the loss from continuing operations.
            The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively.

NOTE 21 - DISCONTINUANCE OF OPERATIONS (CONT'D)

      C.    ASSETS AND LIABILITIES OF THE DISCONTINUED SEGMENTS

                                                              DECEMBER 31        DECEMBER 31
                                                                     2004               2003
                                                           --------------     --------------
                                                           $ IN THOUSANDS     $ IN THOUSANDS
                                                           --------------     --------------
      Assets relating to discontinued segments*
      -----------------------------------------
      Cash and cash equivalents                                        -             18,964
      Short-term investments                                           -             11,006
      Trade and other receivables                                      -             32,862
      Prepaid expenses                                                 -                456
      Work in progress                                                 -              7,175
      Inventory                                                        -              6,442
      Long-term deposits and marketable securities                     -              6,604
      Property, plant and equipment                                    -              5,589
      Other assets                                                     -                589
      Goodwill and other intangible assets, net                        -             11,056
                                                           -------------      -------------
                                                                       -            100,743
                                                           =============      =============

                                                              DECEMBER 31        DECEMBER 31
                                                                     2004               2003
                                                           --------------     --------------
                                                           $ IN THOUSANDS     $ IN THOUSANDS
                                                           --------------     --------------
      Liabilities relating to discontinued segments*
      Trade payables                                                   -              5,681
      Other payables and accrued liabilities                           -             18,128
      Liability for employee severance benefits, net                   -                567

      Minority interests                                               -             36,218
                                                           -------------      -------------
                                                                       -             60,594
                                                           =============      =============

      (*) The assets and liabilities as of December 31, 2003 relate to the discontinued ECtel segment.

                                                                ECI Telecom Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - DISCONTINUANCE OF OPERATIONS (CONT'D)

D.       RESULTS OF OPERATIONS OF THE DISCONTINUED SEGMENTS

                                                                       YEAR ENDED DECEMBER 31
                                                           --------------------------------------------------
                                                                     2004              2003              2002
                                                           --------------    --------------    --------------
                                                           $ IN THOUSANDS    $ IN THOUSANDS    $ IN THOUSANDS
                                                           --------------    --------------    --------------
      Revenues                                                     3,948            44,697           142,414
      Expenses (1)                                                (7,851)          (71,014)         (172,484)
      Cumulative effect of an accounting change, net
       (Note 1T)                                                       -                 -            36,646
                                                           -------------     -------------     -------------
      Net results                                                 (3,903)          (26,317)          (66,716)
                                                           =============     =============     =============

      (1) Including, loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand, impairment of goodwill for the year ended December 31, 2003 in the amount of $ 6,017 thousand and impairment of long-lived assets for the year ended December 31, 2002 in the amount of $ 22,678 thousand (*).

      (*) As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see Note 1T), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.

NOTE 22 - SUBSEQUENT EVENTS

      A. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

            ECI believes that the allegations made in the complaint with respect to it are without merit.

      B. On February 9, 2005, the Company repaid to its Israeli banks the balance of its long-term loans of $ 30 million. See Notes 9A and 14.

      C. In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale is subject to certain conditions and corporate approvals, including that of the Company's shareholders, and is anticipated to close in April 2005. It is expected to result in a gain for the Company of approximately $11 million, excluding the contingent amount. See Note 4.